1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

February 13, 2026

Christina DiAngelo Fettig

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Annual Reports of the Funds Listed on Appendix A

Dear Ms. DeAngelo:

On behalf of the funds set forth in Appendix A (each, a “Fund,” and collectively, the “Funds”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned of Willkie Farr & Gallagher LLP by telephone on January 15, 2026, regarding the Annual Reports to Shareholders on Form N-CSR (each, an “Annual Report,” and collectively, “Annual Reports”) and the Annual Reports for Registered Investment Companies on Form N-CEN (each, a “Form N-CEN” and together with the Annual Reports, the “Reports”) of each Fund for the fiscal year ended as of the date specified for such Fund in Appendix A.

For your convenience, the substance of the Staff’s comments has been restated below. We have discussed the Staff’s comments with representatives of the Funds. Each Fund’s joint or individual responses to each comment, as applicable, are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Funds. Unless otherwise indicated, defined terms used herein have the meanings set forth in the relevant Report(s).

Comment No. 1:

Please include a statement accompanying the MDFP performance graph and table in the Annual Report that the graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the sale of fund shares, in accordance with Instruction 4.g.(2)(B) of Item 24 of Form N-2.

Response:	The Funds will include this statement in future Annual Reports.

BRUSSELS CHICAGO DALLAS FRANKFURT HAMBURG HOUSTON  LONDON LOS ANGELES

MILAN MUNICH NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

Comment No. 2:

The Staff notes that disclosure of the reasons for transfers into and out of Level 3 of the Fair Value Hierarchy is not provided for all of the Funds, and where provided, such reasons are generic. Please consistently disclose the specific reasons for any transfers into and out of Level 3 of the Fair Value Hierarchy during the reporting period. (See ASC-820-10-50-2(c)(3).)

Response:

The Funds confirm that they will disclose the reasons for the transfers into or out of Level 3 of the Fair Value Hierarchy as applicable and will evaluate the specificity of the disclosure in future Annual Reports.

Comment No. 3:

For the Funds that enter into reverse repurchase agreements, the response to Item C.7 of Form N-CEN appears incomplete. Neither Item C.7.n.iii (senior securities) nor Item C.7.n.iv (derivatives) is checked. Because reverse repurchase agreements should be reported as either senior securities or derivatives, the Staff would expect one of these items to be selected in Form N-CEN and the response consistent with the characterization and related explanatory information in the Annual Reports. Please supplementally explain.

Response:

The Funds confirm that Item C.7.n.iv should have been checked in instances where they entered into reverse repurchase agreements. Each Fund will file an amended Form N-CEN for the fiscal year ended December 31, 2024 to correct the error, as applicable.

Comment No. 4:

The Notes to the Financial Statements of the Annual Report indicate that certain Funds have entered into unfunded commitments, but Item C.7.n.v (unfunded commitments under Rule 18f 4(e)) of Form N-CEN is unchecked. The Staff would expect Item C.7.n.v to be checked for any Fund that entered into unfunded commitments. Please supplementally explain.

Response:

The Funds confirm that Item C.7.n.v should have been checked in instances where they entered into unfunded commitments. Each Fund will file an amended Form N-CEN for the fiscal year ended December 31, 2024 to correct the error, as applicable.

* * * * * * * * * *

Please do not hesitate to contact me at (202) 303-1020 if you have comments or require additional information regarding the Reports.

Respectfully submitted,

/s/ Lancelot A. King

Lancelot A. King

cc:	Gladys Chang, Esq., BlackRock, Inc.
Benjamin Niehaus, Esq., BlackRock, Inc.
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP
Haofei Liu, Esq., Willkie Farr & Gallagher LLP

Appendix A

Funds	File No.	Fiscal Year-End of Report
BLACKROCK INCOME TRUST, INC.	811-05542	December 31, 2024
BLACKROCK LIMITED DURATION INCOME TRUST	811-21349	December 31, 2024
BLACKROCK FLOATING RATE INCOME STRATEGIES FUND, INC.	811-21413	December 31, 2024
BLACKROCK MULTI-SECTOR INCOME TRUST	811-22774	December 31, 2024
BLACKROCK DEBT STRATEGIES FUND, INC.	811-08603	December 31, 2024